SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          SCHEDULE 14D-1

        Tender Offer Statement Pursuant to Section 14(d)(1)
              of the Securities Exchange Act of 1934

                         (Amendment No. 2)
                                and

                           SCHEDULE 13D


                  Under the Securities Exchange
                            Act of 1934

                         (Amendment No. 2)
                         Huffman Koos Inc.
                     (Name of Subject Company)


                   HK Acquisition Company, Inc.
                   a wholly owned subsidiary of
              Breuner's Home Furnishings Corporation
                             (Bidders)


              Common Stock, par value $.01 per share
                  (Title of Class of Securities)


                             000443221
               (CUSIP Number of Class of Securities)


                        MICHAEL H. SOLOMON
              BREUNER'S HOME FURNISHINGS CORPORATION
                       7069 CONSOLIDATED WAY
                    SAN DIEGO, CALIFORNIA 92121
                          (619) 549-8030
           (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications on Behalf of
                             Bidders)

                            Copies to:
                      EDWARD R. MANDELL, ESQ.
                PARKER CHAPIN FLATTAU & KLIMPL, LLP
                    1211 AVENUE OF THE AMERICAS
                     NEW YORK, NEW YORK 10036
                          (212) 704-6000

CUSIP No. 000443221


          This Amendment No. 2 amends and supplements the Statement on Schedule 14D-1 filed September 25, 1995 relating to the tender offer by HK Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a subsidiary of Breuner's Home Furnishings Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Huffman Koos Inc., a Delaware corporation at $9.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Kidd, Kamm Equity Partners, L.P., a Delaware limited partnership ("KKEP"), is the beneficial owner of approximately 90% of the Common Stock of the Parent and, therefore, may be deemed to control the Purchaser. The general partner of KKEP is Kidd, Kamm Investments, L.P., a Delaware limited partnership ("Investments"). The general partner of Investments is Kidd, Kamm Investments, Inc., a Delaware corporation ("Kidd, Kamm"). This Amendment No. 2 also constitutes Amendment No. 2 to the Statement on Schedule 13D filed September 28, 1995 by the Purchaser, the Parent and Kidd, Kamm. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

          Item 10 is hereby amended and supplemented by the following additional information:

          On October 26, 1995, the Purchaser announced that it had extended the Offer to expire at 12:00 noon, New York City time, on Friday, October 27, 1995. A copy of a press release announcing the extension of the Offer is annexed hereto as Exhibit (a)(9) and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented to add the following:

          (a)(9)    Form of Press Release, dated October 26, 1995.

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CUSIP No. 000443221


                            SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 1995          HK ACQUISITION COMPANY, INC.

                                  By: /s/ Michael H. Solomon
                                    Name: Michael H. Solomon
                                    Title: Chairman


                                  BREUNER'S HOME FURNISHINGS
                                  CORPORATION

                                  By: /s/ Michael H. Solomon
                                    Name: Michael H. Solomon
                                    Title:Chairman and Chief
                                    Executive Officer

                                  KIDD, KAMM EQUITY PARTNERS, L.P.
                                  By:  Kidd, Kamm Investments, L.P.
                                         (its general partner)
                                  By:  Kidd, Kamm Investments, Inc.
                                         (its general partner)
                                  By: /s/ Kurt L. Kamm
                                      Name: Kurt L. Kamm
                                      Title: President

CUSIP No. 000443221


                         INDEX TO EXHIBITS


 Exhibit
 Number                  Description


 (a)(9)       Form of Press Release, dated October 26, 1995.

                          GEORGESON
                        & COMPANY INC.


From:  HK Acquisition Company, Inc.          For Release:   IMMEDIATELY

                                   CONTACT:  Information Agent
                                             Georgeson & Company
                                             (800) 223-2064


HK ACQUISITION COMPANY, INC. EXTENDS TENDER OFFER

SAN DIEGO, California (October 26, 1995) -- HK Acquisition Company, Inc. announced today that it had extended its previously announced tender offer for all shares of common stock of Huffman Koos Inc. (NASDAQ/NMS:HUFK). The tender offer had been set to expire at 9:00 a.m. on Thursday October 26, 1995. As a result of the extension, the tender offer and withdrawal rights thereunder will now expire at 12:00 noon, New York City time, on Friday, October 27, 1995. HK Acquisition Company, Inc. is a corporation formed by Breuner's Home Furnishings, Inc., approximately 90% of the Common Stock of which is owned by Kidd, Kamm Equity Partners, L.P.

HK Acquisition Company, Inc. stated that the Huffman Koos tender offer was being extended pending satisfaction of the Financing Condition to the tender offer.

HK Acquisition Company, Inc. stated that it had been advised by First Chicago Trust Company of New York, the depositary for the tender offer, that as of 5:00 p.m. on October 25, 1995, an aggregate of 3,900,060 shares of common stock of Huffman Koos Inc. had been tendered and not withdrawn (approximately 99% of the outstanding stock of Huffman Koos Inc.).

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